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                             September 13, 2021

       Alphonse Valbrune
       Chief Legal Officer
       Clearwater Analytics Holdings, Inc.
       777 W. Main Street
       Suite 900
       Boise, ID 83702

                                                        Re: Clearwater
Analytics Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 30,
2021
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 9,
2021
                                                            File No. 333-259155

       Dear Mr. Valbrune:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed on August 30, 2021

       Unaudited Pro Forma Consolidated Financial Information, page 68

   1. We note your discussion on page 127 regarding the changing of vesting terms for certain of your options upon
consummation of this offering. Please tell us whether you intend to record additional
compensation expense for this modification and if so, revise to include a pro forma adjustment
for such expense.
   2. We note from your disclosures on page 134 that following the consummation of this offering, you will
grant IPO RSUs to certain named executive officers. Please revise to
 Alphonse Valbrune
Clearwater Analytics Holdings, Inc.
September 13, 2021
Page 2
      include a discussion in the notes to the pro forma financial statements of the additional compensation expense that will be recognized in future periods related to such awards.
Principal Stockholders, page 136

3. Please disclose the members of the committee who share investment and voting decisions with respect to the shares held by Warburg Pincus.
Consolidated Financial Statements of CWAN Holdings, LLC and Subsidiaries
Note 14 - Subsequent Events, page F-31

4. Please include disclosure of the number of stock options granted subsequent to June 30,
      2021, the associated compensation expense, and the period over which it will be recognized. Refer to ASC 855-10-50-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameAlphonse Valbrune
                                                            Division of
Corporation Finance
Comapany NameClearwater Analytics Holdings, Inc.
                                                            Office of
Technology
September 13, 2021 Page 2
cc:       Joshua N. Korff, Esq.
FirstName LastName